Exhibit 12a

Clark Hill

Charles R. Berry T I (480) 684-1302 F (480) 684-1188 Email:cberry@clarkhill.com	Clark Hill 14850 N. Scottsdale Rd., Suite 500 Scottsdale, AZ 85254 T (480) 684-1100 F (480) 684-1199

February 10, 2023

VIA ELECTRONIC FILING

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Birgo Reiturn Fund LLC (the “Company”) File Number: 024-11783 Post- Effective Amendment No. 1 to Form 1-A Qualified on September 26, 2022

Dear Mr. Regan & Ms. Howell:

This letter is being sent in conjunction with the filing of the Company’s Post-Effective Amendment No. 1 Form 1-A (the “Amendment”). Capitalized terms not defined in this letter have the meanings given to them in the Amendment.

The primary change in the Amendment is a decrease in the minimum offering amount from $1,000,000 to $100,000 of Units that must be sold for the Company to break escrow. As of today, the Company has received $137,000 in subscriptions, which is held in escrow by the Escrow Agent at TriState Capital Bank. The Company believes it is in the best interest of the subscribers to no longer hold these funds in escrow and to instead invest them into the Operating Partnership. Currently, subscribers’ funds are held in escrow and earning no return.

Each subscriber with subscription funds in escrow will be given full disclosure of the change through delivery of the amended Offering Circular, and each will have the opportunity to accept the changes and reaffirm the subscriber’s subscription, or receive that subscriber’s funds back in full.

As you may recall, the Company is part of an UPREIT structure, such that its capital will be invested into the lower tier Operating Partnership. As described in the Amendment, as of

Clark Hill

Ruairi Regan

Pam Howell

February 10, 2023

December 31, 2022, the Operating Partnership has purchased $37.2 million in real estate assets and has received a total of $13 million in limited partner capital commitments.

Decreasing the minimum offering amount from $1,000,000 to $100,000 will allow the Company to break the offering escrow, accept subscribers as members, and invest offering proceeds into the Operating Partnership. That will enable the Company to participate in the Operating Partnership, which is currently purchasing real estate assets, with the expectation that the Company could provide returns to its subscribers.

The Company believes that this Post-Effective Amendment is in the best interest of its subscribers and is consistent with the Form 1-A that was originally qualified on September 26, 2022. If you have additional comments, please respond directly to the writer at (480) 684-1302.

Very truly yours,

CLARK HILL PLC

/s/ Charles R. Berry
Charles R. Berry

cc:	Andrew Reichert Dan Croce